Exhibit 99.1

Gerdau Ameristeel Announces 2008 Fourth Quarter and Year End Results

TAMPA, FL, February 19, 2009 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported a net loss of $1.3 billion ($2.97 per share fully diluted) for the three months ended December 31, 2008, in comparison to net income of $141.4 million ($0.37 per share fully diluted) for the three months ended December 31, 2007.  The net loss for the three months ended December 31, 2008 includes a non-cash goodwill impairment charge of $1.2 billion.

Excluding the goodwill impairment charge and the charge to write down the carrying value of investments as described below, the Non-GAAP Adjusted Net Loss was $70.8 million ($0.16 per share fully diluted) and the Non-GAAP Adjusted Net Income was $718.0 million ($1.67 per share fully diluted) for the three months and year ended December 31, 2008, respectively.  This compares to Non-GAAP Adjusted Net Income of $150.3 million ($0.39 per share fully diluted) and $546.7 million ($1.68 per share fully diluted) for the three months and year ended December 31, 2007, respectively.

Based on a combination of factors, including the current economic environment and a decline in the Company’s market capitalization, there were sufficient indicators to require the Company to perform a goodwill impairment analysis as required under U.S. Generally Accepted Accounting Principles.  As of the date of this filing the Company has not completed this analysis due to the complexities involved in determining the implied fair value of the goodwill in each reporting unit.  However, based on the work performed to date, the Company has concluded that an impairment charge is probable and can be reasonably estimated to be between $800 million and $1.6 billion.  Accordingly, the Company has recorded a non-cash goodwill impairment charge of $1.2 billion representing its best estimate of the impairment charge.  The impact to earnings per share of the impairment charge for the three months and year ended December 31, 2008 was $2.78 per share.  The final amount of the charge may be adjusted once the analysis has been completed.  No associated tax benefit was recorded for the impairment charge. The Company’s availability under its senior secured credit facilities is not affected by the non-cash goodwill impairment charge.

Also included in the results for the three months ended December 31, 2008 is a pre-tax charge of $38.7 million to write-down the value of certain of the Company’s inventory to its current market value.  In addition, the Company’s joint venture Gallatin Steel recorded a pre-tax charge of approximately $50 million to write its inventory down to market value.  The results for the three months and year ended December 31, 2008 include the Company’s 50% portion of the writedown.

As a result of the global liquidity crisis which resulted in the rapid weakening of global economic stability, demand for our products decreased significantly in the three months ended December 31, 2008.  In response, the Company reduced production to meet lower demand.  Operating rates in the fourth quarter were approximately 40% of the operating rates experienced in the first nine months of the year.

In prior years, the Company purchased investments that are comprised of variable rate debt obligations, known as auction rate securities.  During the three months and year ended December 31, 2008, the Company recorded a $13.3 million and $60.0 million charge, respectively, to write down the carrying value of these investments to their fair market value of $33.2 million.  The original investment in these securities was $104.2 million.  The impact to earnings per share of this writedown for the three months and year ended December 31, 2008 was $0.03 and $0.14 per share, respectively.  No associated tax benefit was recorded for the writedown.

Including the charges described above, for the year ended December 31, 2008, the net loss was $542.0 million ($1.25 per share fully diluted) compared to net income of $537.9 million ($1.65 per share fully diluted) for the year ended December 31, 2007.

EBITDA was $19.4 million for the three months ended December 31, 2008 and $1.5 billion for the year ended December 31, 2008, compared to EBITDA of $313.8 million for the three months ended December 31, 2007 and $1.0 billion for the year ended December 31, 2007.  The $1.5 billion of EBITDA generated in 2008 represents a 50.0% increase over 2007 results and a record amount for the Company.

Net sales for the three months ended December 31, 2008 decreased 17.6% to $1.4 billion from $1.7 billion for the three months ended December 31, 2007.  For the three months ended December 31, 2008, finished steel shipments decreased to 1.3 million tons, a decrease of 829 thousand tons from the three months ended December 31, 2007, primarily as a result of the current global economic conditions.  Average mill finished steel selling prices for the three months ended December 31, 2008 increased 31.1% over the level in this same period in 2007.

Net sales for the year ended December 31, 2008 increased 46.6% to $8.5 billion from $5.8 billion for the year ended December 31, 2007.  For the year ended December 31, 2008, finished steel shipments increased to 8.3 million tons, an increase of 769 thousand tons from the year ended December 31, 2007, primarily as a result of the full year inclusion of the Chaparral Steel operations which were acquired in September 2007.  Additionally, average mill finished steel selling prices for the year ended December 31, 2008 increased 36.4% over those in 2007.

For the three months ended December 31, 2008, metal spread, the difference between mill selling prices and scrap raw material costs, was $636 per ton, an increase of $180 per ton from the same period in 2007.  Metal spreads increased significantly during the first nine months of 2008 in response to significant raw material price inflation and to strong global demand for long steel products, before retracting slightly in the fourth quarter of 2008.  For the year ended December 31, 2008, metal spread was $544 per ton, an increase of $123 per ton from 2007.

At December 31, 2008, the Company had $688.4 million of cash and short-term investments.  In addition, the Company had approximately $759.6 million available under secured credit facilities which resulted in a total liquidity position of approximately $1.4 billion at December 31, 2008.

During the three months ended December 31, 2008, the Company completed the acquisitions of two scrap processors – Metro Recycling in Ontario, Canada and Sand Springs Metal Processors in Oklahoma.

On February 18, 2009, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable March 20, 2009 to shareholders of record at the close of business on March 5, 2009.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“We faced two very different periods during 2008.  During the first nine months of the year we delivered EBITDA of $1.5 billion, while in the challenging slowdown of the world economy during the last quarter of the year, EBITDA decreased to $19.4 million.  During this difficult time, we took decisive action to position ourselves for the current environment which included aggressive cost reductions.  During the fourth quarter, our shipment rates exceeded our production rates which resulted in us reducing our investment in working capital and in the generation of $345 million of cash during this period, to end the year with good liquidity and a strong balance sheet.

The outlook for 2009 still remains very uncertain, however we remain focused on our core businesses, servicing our customers, enhancing our productivity and adjusting our cost basis as we strive to deliver returns to our shareholders during these difficult times.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its fourth quarter conference call on Thursday, February 19, 2009, at 2:30 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 60 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel producers, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the largest producer of long steel products in the Americas and the world leader in specialty long steel for the automotive industry.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange, and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Mario Longhi	Barbara R. Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 319-4324
mlonghi@gerdauameristeel.com	basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

NET SALES	$1,436,596	$1,734,603	$8,528,480	$5,806,593

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,340,029	1,375,393	6,799,427	4,623,380
Selling and administrative	65,840	53,554	253,222	198,032
Depreciation	60,090	51,331	219,667	143,284
Amortization of intangibles	26,283	22,326	102,959	26,151
Impairment of goodwill	1,200,000	-	1,200,000	-
Other operating expense (income), net	11,347	1,897	8,293	(1,587)
	2,703,589	1,504,501	8,583,568	4,989,260

(LOSS) INCOME FROM OPERATIONS	(1,266,993)	230,102	(55,088)	817,333

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(39,162)	11,862	45,005	54,079

(LOSS) INCOME BEFORE OTHER EXPENSES
AND INCOME TAXES	(1,306,155)	241,964	(10,083)	871,412

OTHER EXPENSES
Interest expense	40,180	63,985	165,607	107,738
Interest income	(2,764)	(6,462)	(14,921)	(17,977)
Foreign exchange (gain) loss, net	(13,226)	(25,467)	(21,682)	(33,321)
Amortization of deferred financing costs	2,790	6,106	10,951	9,282
Writedown of investments	13,276	8,879	59,977	8,879
Minority interest	2,329	8,246	11,952	23,080
	42,585	55,287	211,884	97,681

(LOSS) INCOME BEFORE INCOME TAXES	(1,348,740)	186,677	(221,967)	773,731

INCOME TAX (BENEFIT) EXPENSE	(64,700)	45,285	320,060	235,862

NET (LOSS) INCOME	$(1,284,040)	$141,392	$(542,027)	$537,869

(LOSS) EARNINGS PER COMMON SHARE - BASIC	$(2.97)	$0.37	$(1.25)	$1.66
(LOSS) EARNINGS PER COMMON SHARE - DILUTED	$(2.97)	$0.37	$(1.25)	$1.65

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands, except earnings per share data)

	December 31,	December 31,
	2008	2007
ASSETS

Current Assets
Cash and cash equivalents	$482,535	$547,362
Short-term investments	205,817	94,591
Accounts receivable, net	677,569	705,929
Inventories	1,267,768	1,203,107
Deferred tax assets	31,414	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	14,771	3,844
Income taxes receivable	28,455	23,986
Other current assets	22,936	25,880
Total Current Assets	2,731,265	2,626,478

Investments in 50% Owned Joint Ventures	161,901	161,168
Long-Term Investments	33,189	-
Property, Plant and Equipment, net	1,808,478	1,908,617
Goodwill	2,030,011	3,050,906
Intangibles	515,736	598,528
Deferred Financing Costs	35,170	44,544
Deferred Tax Assets	-	12,433
Other Assets	32,305	25,846

TOTAL ASSETS	$7,348,055	$8,428,520

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$182,697	$376,634
Accrued salaries, wages and employee benefits	148,244	169,658
Accrued interest	54,480	40,631
Income taxes payable	2,983	28,143
Accrued sales, use and property taxes	13,902	11,970
Current portion of long-term environmental reserve	7,599	3,704
Billings in excess of costs and estimated earnings on uncompleted contracts	45,687	17,448
Other current liabilities	20,932	25,901
Current portion of long-term borrowings	1,893	15,589
Total Current Liabilities	478,417	689,678

Long-term Borrowings, Less Current Portion	3,067,994	3,055,431
Accrued Benefit Obligations	339,055	252,422
Long-term Environmental Reserve, Less Current Portion	11,151	11,830
Other Liabilities	116,092	78,401
Deferred Tax Liabilities	356,474	433,822
Minority Interest	36,618	42,321

TOTAL LIABILITIES	4,405,801	4,563,905

Contingencies, Commitments and Guarantees

Shareholders' Equity
Capital stock	2,552,323	2,547,123
Retained earnings	568,567	1,253,196
Accumulated other comprehensive (loss) income	(178,636)	64,296

TOTAL SHAREHOLDERS' EQUITY	2,942,254	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,348,055	$8,428,520

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net (loss) income	$(1,284,040)	$141,392	$(542,027)	$537,869
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	2,329	8,246	11,952	23,080
Depreciation	60,090	51,331	219,667	143,284
Impairment of goodwill	1,200,000	-	1,200,000	-
Amortization of intangibles	26,283	22,326	102,959	26,151
Amortization of deferred financing costs	2,790	6,106	10,951	9,282
Deferred income taxes	16,134	21,979	(2,939)	20,988
Loss on disposition of property, plant and equipment	3,284	388	3,322	3,295
(Loss) income from 50% owned joint ventures	39,162	(11,862)	(45,005)	(54,079)
Distributions from 50% owned joint ventures	-	10,000	41,829	62,078
Compensation cost from share-based awards	(3,513)	6,663	2,464	21,522
Excess tax benefits from share-based payment arrangements	(29)	(35)	(1,200)	(1,159)
Writedown of investments	13,276	8,879	59,977	8,879
Facilities closure expenses	6,702	3,178	7,807	3,178
Writedown of inventory	38,734	-	48,116	-

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	421,239	119,210	101,941	(30,037)
Inventories	382,558	13,544	(147,544)	(9,710)
Other assets	13,708	(19,541)	11,020	(26,937)
Liabilities	(441,659)	(133,553)	(315,298)	(82,387)
NET CASH PROVIDED BY OPERATING ACTIVITIES	497,048	248,251	767,992	655,297

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(55,068)	(40,136)	(168,117)	(173,786)
Proceeds from disposition of property, plant and equipment	1,381	84	3,261	1,371
Acquisitions	(69,903)	8,115	(287,560)	(4,245,647)
Opening cash from acquisitions	2,249	157	2,249	528,980
Change in restricted cash	-	-	-	498
Purchases of investments	(207,516)	-	(207,516)	(592,239)
Proceeds from sales of investments	725	749	1,425	612,199
NET CASH USED IN INVESTING ACTIVITIES	(328,132)	(31,031)	(656,258)	(3,868,624)

FINANCING ACTIVITIES
Proceeds from issuance of debt	577	16,689	1,076	4,087,410
Payments on term borrowings	(106)	(1,300,038)	(4,394)	(1,450,264)
Payments of deferred financing costs	51	(1,399)	(1,635)	(40,725)
Retirement of bonds	-	(115)	-	(341,759)
Cash dividends	(8,646)	(8,640)	(142,602)	(109,366)
Distributions to subsidiary's minority shareholder	-	(783)	(3,065)	(8,340)
Proceeds from exercise of employee stock options	51	42	1,195	1,258
Proceeds from issuance of common stock, net	-	1,526,785	-	1,526,785
Excess tax benefits from share-based payment arrangements	29	35	1,200	1,159
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(8,044)	232,576	(148,225)	3,666,158

Effect of exchange rate changes on cash and cash equivalents	(21,538)	(16,278)	(28,336)	(14,705)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	139,334	433,518	(64,827)	438,126

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	343,201	113,844	547,362	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$482,535	$547,362	$482,535	$547,362

Supplemental Information:

Cash payments for income taxes	$6,763	$42,973	$338,659	$201,455

Cash payments for interest	$2,160	$52,409	$154,236	$95,861

Non-GAAP Financial Measures

Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share, which excludes the impact of the impairment of goodwill and the writedown of investments is a non-GAAP financial measure.  Management believes that it is useful as a supplemental measure in assessing the operating performance of the business.  The measure is used by the Company to evaluate business results.  The Company excludes the impairment of goodwill and the writedown of investments because it believes they are not representative of the ongoing results of operations of the Company’s business.  Below is a reconciliation of this Non-GAAP measure to net (loss) income for the periods indicated, excluding the impairment of goodwill and writedown of investments.

	For the Three Months Ended - Unaudited		For the Three Months Ended - Unaudited

	December 31, 2008	Diluted EPS	December 31, 2007	Diluted EPS
($000s)
Reconciliation of net (loss) income to Non-GAAP Adjusted
Net (Loss) Income:

Net (loss) income	$(1,284,040)	$(2.97)	$141,392	$0.37

Adjustment for impairment of goodwill	1,200,000	2.78	-	-

Adjustment for writedown of investments	13,276	0.03	8,879	0.02

Non-GAAP Adjusted Net (Loss) Income and earnings (loss) per share	$(70,764)	$(0.16)	$150,271	$0.39

	For the Year Ended - Unaudited		For the Year Ended - Unaudited

	December 31, 2008	Diluted EPS	December 31, 2007	Diluted EPS
($000s)
Reconciliation of net (loss) income to Non-GAAP Adjusted
Net Income:

Net (loss) income	$(542,027)	$(1.25)	$537,869	$1.65

Adjustment for impairment of goodwill	1,200,000	2.78	-	-

Adjustment for writedown of investments	59,977	0.14	8,879	0.03

Non-GAAP Adjusted Net Income and earnings per share	$717,950	$1.67	$546,748	$1.68

EBITDA (EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation and amortization, writedown of investments, minority interest, cash distributions from 50% owned joint ventures, impairment of goodwill, and foreign exchange gain/loss, net; and deducting interest income and earnings from 50% owned joint ventures)  is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited

	December 31, 2008	December 31, 2007
($000s)
Net (loss) income	$(1,284,040)	$141,392
Income tax (benefit) expense	(64,700)	45,285
Interest and other expense on debt	40,180	63,986
Interest income	(2,764)	(6,463)
Depreciation	60,090	51,330
Amortization of intangibles	26,283	22,327
Impairment of goodwill	1,200,000	-
Amortization of deferred financing costs	2,790	6,106
Loss (income) from 50% owned joint ventures	39,162	(11,862)
Cash distribution from 50% owned joint ventures	-	10,000
Foreign exchange (gain) loss, net	(13,226)	(25,467)
Writedown of investments	13,276	8,879
Minority interest	2,329	8,246

EBITDA	$19,380	$313,759

	For the Year Ended - Unaudited

	December 31, 2008	December 31, 2007
($000s)
Net (loss) income	$(542,027)	$537,869
Income tax expense	320,060	235,862
Interest and other expense on debt	165,607	107,738
Interest income	(14,921)	(17,977)
Depreciation	219,667	143,284
Amortization of intangibles	102,959	26,151
Impairment of goodwill	1,200,000	-
Amortization of deferred financing costs	10,951	9,282
Income from 50% owned joint ventures	(45,005)	(54,079)
Cash distribution from 50% owned joint ventures	41,829	62,078
Foreign exchange (gain) loss, net	(21,682)	(33,321)
Writedown of investments	59,977	8,879
Minority interest	11,952	23,080

EBITDA	$1,509,367	$1,048,846

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION – UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	December 31, 2008		December 31, 2007

	Tons		Tons
Production
Melt Shops	1,032,715		2,231,690
Rolling Mills	971,335		2,129,814

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	213,371	16%	419,271	19%
Merchant / Special Sections / Structurals	734,560	55%	1,242,898	57%
Rod	82,742	6%	172,068	8%
Fabricated Steel	312,558	23%	338,170	16%
Total Shipments	1,343,231	100%	2,172,407	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$901		$687
Fabricated steel shipments	1,280		929

Scrap Charged	265		231

Metal Spread (Selling price less scrap)
Mill external shipments	636		456
Fabricated steel shipments	1,015		698

Mill manufacturing cost	489		294

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION – UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Year Ended
	December 31, 2008		December 31, 2007

	Tons		Tons
Production
Melt Shops	8,359,903		7,525,318
Rolling Mills	7,948,527		7,377,855

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	1,564,045	19%	1,680,617	22%
Merchant / Special Sections / Structurals	4,710,754	57%	3,730,125	49%
Rod	620,927	7%	733,322	10%
Fabricated Steel	1,424,128	17%	1,407,164	19%
Total Shipments	8,319,854	100%	7,551,228	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$884		$648
Fabricated steel shipments	1,150		889

Scrap Charged	340		227

Metal Spread (Selling price less scrap)
Mill external shipments	544		421
Fabricated steel shipments	810		662

Mill manufacturing cost	348		272

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture.

	Three Months Ended - Unaudited		Year Ended - Unaudited
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

Tons Shipped	105,962	199,359	709,685	802,068

Operating (Loss) Income	$(38,673)	$11,879	$46,303	$55,383
Net (Loss) Income	(39,162)	11,862	45,005	54,079
EBITDA	(34,667)	14,968	58,731	66,938

	$/Ton	$/Ton	$/Ton	$/Ton

Average Selling Price	$686	$540	$815	$538
Scrap Charged	444	275	454	266

Metal Spread	242	265	361	272

Operating (Loss) Income	(365)	60	65	69
EBITDA	(327)	75	83	83